January 31, 2020

Tyler B. Wilson
Chief Financial Officer
Taronis Fuels, Inc.
16165 N. 83rd Avenue, Suite 200
Peoria, Arizona 85382

       Re: Taronis Fuels, Inc.
           Registration Statement on Form 10-12G
           Filed September 30, 2019
           File No. 000-56101

Dear Mr. Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Laura Anthony, Esq.